EXHIBIT 99.1

TRILOGY INTERNATIONAL PARTNERS INC. ANNOUNCES PREPAYMENT OF OUTSTANDING DEBT OF APPROXIMATELY $450 MILLION

Bellevue, Washington, May 24, 2022 – Trilogy International Partners Inc. (“Trilogy” or the “Company”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, today announced it has prepaid approximately US$450 million in aggregate outstanding indebtedness and accrued interest under its subsidiary’s existing 8.875% senior secured notes due 2023 and 10% promissory notes due 2023 and under its 13.5% bridge loans due 2023. As a result of these prepayments, Trilogy has no remaining indebtedness outstanding.

Trilogy announced on May 19, 2022 that it had completed the sale of its New Zealand subsidiary, Two Degrees Group Limited, and that a portion of the proceeds from this transaction would be applied to repay outstanding indebtedness and that within 60 days it intended to make an initial distribution of a portion of the net sale proceeds to shareholders. As disclosed in prior regulatory filings, the ultimate amount of shareholder distributions will be subject to certain factors including fluctuations in foreign currency exchange rates, and costs associated with the dissolution of the Company.

About Trilogy International Partners Inc.

Trilogy is the parent company of Trilogy International Partners LLC, a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz.

Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. For more information, visit www.trilogy-international.com.

Cautionary Statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America.  Forward-looking information and forward-looking statements include, but are not limited to, statements regarding the amount and timing of distributions to shareholders. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to general economic and industry growth rates; currency exchange rates and anticipated costs associated with the dissolution of the Company. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

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Numerous risks and uncertainties, some of which may be unknown, relating to Trilogy’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Such risks and uncertainties include but are not limited to those that relate to the movement in foreign currency exchange, anticipated costs associated with the dissolution of the Company, the regulated nature of the industry in which Trilogy participates and risks associated with new laws and regulations.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release. Please see our continuous disclosure filings available under Trilogy’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts Ann Saxton 425-458-5900 Ann.Saxton@trilogy-international.com Vice President, Investor Relations & Corporate Development	Erik Mickels 425-458-5900 Erik.Mickels@trilogy-international.com Senior Vice President, Chief Financial Officer

Trilogy Media Contact Ann Saxton 425-458-5900 Ann.Saxton@trilogy-international.com Vice President, Investor Relations & Corporate Development

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